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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8A

                NOTIFICATION OF REGISTRATION FILED PURSUANT TO
              SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                       The Sage Variable Life Account A

Address of Principal Business Office:       300 Atlantic Street
                                            Stamford, CT 06901

Telephone Number:                           (203) 602-6500

Name and Address of Agent for Service of    James F. Bronsdon
Process:                                    Sage Life Assurance of America, Inc.
                                            300 Atlantic Street
                                            Stamford, CT 06901

Copies to:                                  Stephen E. Roth
                                            Sutherland Asbill & Brennan LLP
                                            1275 Pennsylvania Avenue, N.W.
                                            Washington, D.C. 20004-2415

Check Appropriate Box:                      Registrant is filing a Registration
                                            Statement pursuant to Section 8(b)
                                            of the Investment Company Act of
                                            1940 concurrently with the filing of
                                            Form N-8A:
                                            Yes [   ] No [ X]


Item 1.    The Sage Variable Life Account A.

Item 2. Registrant was organized under the laws of the State of Delaware on December 3, 1997.

Item 3. Registrant is organized as a separate account of Sage Life Assurance of America, Inc.

Item 4.    Registrant is organized as a unit investment trust.
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Item 5.    Not applicable.

Item 6.    Not applicable.

Item 7.    Not applicable.

Item 8.

       (a) Registrant is sponsored by Sage Life Assurance of America, Inc., 300 Atlantic Street, Stamford, CT 06901.

       (b) The names and addresses of each officer and director of Sage Life Assurance of America, Inc. are:

             Ronald S. Scowby/1/       Director, Chairman

             Robin I. Marsden/1/       Director, President and Chief  Executive
                                       Officer

             H. Louis Shill/2/         Director

             Paul C. Meyer/3/          Director

             Richard D. Starr/4/       Director

             Mitchell R. Katcher/1/    Director, Senior Executive Vice
                                       President, Chief  Financial Officer, and
                                       Chief Actuary

             Roderick J. Halvorson/1/  Senior Vice President, New Business
                                       Development

             James F. Bronsdon/1/      Vice President, Legal and Compliance

             James F. Renz/1/          Vice President, Accounting and Finance

             Thomas Fileccia/1/        Vice President, Operations

             Ralph H. Gorter/1/        Vice President and Actuary

             Judith A. Nivert/1/       Vice President, Corporate Communications

/1/   The principal business address of these persons is 300 Atlantic Street,

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      Stamford, CT 06901.
/2/ Mr. Shill's principal business address is Sage Centre, 10 Fraser Street, Johannesburg, South Africa 2000.
/3/ Mr. Meyer's principal business address is 200 Park Avenue, New York, N.Y. 10166.
/4/ Mr. Starr's principal business address is 22507 SE 47th Place, Issaquah, WA 98029.

      (c)  Not applicable.


Item 9.

      (a)  No.

      (b)  Not applicable.

      (c)  Yes.

      (d)  No.

      (e)  Not applicable.

Item 10.   Zero.

Item 11.  No.

Item 12.  Not Applicable.

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Stamford and the State of Connecticut on the 13th day of May, 1999.


[SEAL]                                  The Sage Variable Life Account A


Attest:


/s/James F. Renz                        By: /s/James F. Bronsdon
----------------------                      ------------------------
Vice President,                             Vice President, Legal
Accounting and                              and Compliance
Finance                                     Sage Life Assurance of
Sage Life Assurance of                      America, Inc.
America, Inc.


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